INVEST IN DONORSEE, INC.

Transforming how charitable giving is done.


WATCH OUR VIDEO!

donorsee.com Fairfax VA

Technology | Fintech & Finance | B2B

LEAD INVESTOR



Pete Hayes

DonorSee is an innovative technology platform that is completely transforming the charity sector. The platform provides a brilliant way of letting the donor see how the funds they provided actually help a specific person or group in need. The team is smart, talented, and committed to the mission and growing the company. I have been involved with DonorSee for over a year and am very impressed with the team and mission. As a partner with Blu Venture and VelocityZ, a board member of 5 early stage startups, and an investor in over 70 startups, I am proud to be the Lead Investor in Donorsee's Community Round on Wefunder.

Invested $5,000 this round & $25,000 previously

Highlights

1. In the last 3 years, revenue has grown 4x, and transaction volume 3.5x.
2. $5.5 million transaction volume to-date.
3. 10k people in active community on platform, with 98% retention rate.
4. 100+ partner orgs, with 93% retention rate.
5. 12K+ successfully funded humanitarian projects and 30K follow-up videos sent to donors.
6. CEO founded and exited Healthtech SaaS company. Board and Investors built $100m+ businesses.

Our Team



Owen O'Doherty CEO & Director of Product

Previously founded, led and exited a successful SaaS healthech company. Joined DonorSee in 2021. Passionate about designing products for the greater good, and scaling global platforms.

DonorSee was started with the belief that people are generous, they just need to see the need and trust that their money will actually make an impact. We believe that there is a global community of people who want to make a difference, and DonorSee makes donating as transparent and direct as possible.



Cian Condon Director of Marketing

Leads performance marketing at DonorSee. Previously managed international marketing campaigns for Talent Garden, helping them scale across Europe with a network of 21 coworking campuses.



Shane McCarthy Board/Marketing Advisor, CMO, Sandboxx

Grew Sandboxx platform from prelaunch to 4m+ customers and 100m valuation. Recognized by Forbes & TechCrunch as one of Top Veteran Companies in United States.



Bethany Langham Head of Content

Has worked with some of Ireland's leading news outlets as well as global tech giants (Meta & Accenture). Background in journalism, broadcast media and videography, and leads DonorSee's content team and coaches partners on how to best tell stories.



Chadwyck Cobb Head of Partnerships

A veteran of six startups, Chadwyck has been with DonorSee since its early days. He has experience in leading Business Operations, managing Customer Success teams, and in international development and humanitarian relief.



Patrick "Paddy" Weeks Chairman/Investor, Sonder, EY, USMC

Area General Manager of Sonder for all of VA/DC/MD. Startup business operations guru. Former Marine Corps logistics officer. Business coach. Accomplished in 15+ years of leadership, operations, recruiting, and growth.



Pete Hayes Board/Investor, Blu Ventures, Peeq

Business leader, executive and board member. Led significant divisions within major companies for 35 years. Now focused on Venture Capital, Private Equity, board work and running Peeq.

Watch your investment grow while you make a difference.


DonorSee
See the difference you make
The giving platform that is completely transforming how charitable giving is done.
You received a new video update
1

We live in the most socially conscious time in history.

In the US alone last year, nearly $500 billion was given to help others. Yet, **only 15% of that was given online.**

However, this is changing. **Online giving is increasing 20% per year.**

DonorSee is a 'for profit' technology platform transforming how charitable giving is done.

At DonorSee, **we have created a community platform that is completely transforming how charitable giving is done, and how people connect with their giving.** The magic is in the connection on the platform. People can give to vetted projects and non profits, and see the impact of their giving through video follow-ups directly from the ground.

In the **last 3 years, our revenue has grown over 4x**, and the **transaction volume on DonorSee has grown over 3.5x.**

12k projects have been funded, and **30k videos** sent from developing countries to people all over the world.

Our mission is to create the largest community of people and nonprofits on one platform working together to end extreme poverty.

You have the opportunity to help us take it to the next level and to be part of something special that makes a difference.

Traditional charitable giving is broken.

In today's market, nonprofits are finding it increasingly difficult to find new donors and connect with them in a meaningful way so that they give again.

For donors, there is a lack of trust, control and transparency resulting in a poor giving experience.

When someone gives, they often do it in a cold and transactional way. They give, and they forget about it. They rarely, if ever, see how that money was used or get to experience the emotional connection that is a crucial part of helping people.

We decided it's past due for technology to solve this problem.



We bridge this gap
Nonprofit
Difficulty finding new donors and retaining them
Donors
A poor giving experience caused by a lack of trust and transparency

Giving is different when you see the joy it creates.

DonorSee is a web and mobile platform that allows people to directly support vetted projects and nonprofit organizations around the world.

The magic is in the human connection on the platform. **Donors get video updates on every donation showing the difference it made in people's lives,** and can connect with the people and causes they support in a way never experienced before.

People love it and it is reinventing charitable giving.

With DonorSee,
70% of donors give multiple times a year,
2.9x higher than the industry average.

★★★★★
1,480+ 5 star reviews
(4.9 average)



Connecting nonprofits and donors in a way that they love.

Nonprofit	Donor
Nonprofits post video projects of the people they are serving.	Donors discover vetted nonprofits and stories of people and projects that inspire them.
They can connect with new donors on our platform, raise more money and help more people.	They have greater control over their giving and can donate confidently, knowing that it will have an impact.
They share visual updates showing exactly how the donation was used.	Donors receive personal updates thanking them and showing how their gift was used.

We partner with vetted nonprofits in 38 countries and host thousands of projects. People can discover individual stories and projects on the platform that inspire them to give.

Some of the projects are small, like $360 to provide **Clement with a wheelchair** (try not to cry). And some of the projects are larger, like $450,000 to build **the first STEM high school** in Malawi.

Donors can choose projects themselves, or subscribe and their monthly gift is automatically distributed through the platform.


Success
You made a $25 donation to the Jacob Aluong Project
Share
Notifications
Jennie Schwartz

Find stories and individuals that inspire you, that you can directly help

Support people and causes you care about

See the difference you make with video updates and share in the joy you create

We bring Donors to the scene of their giving, and show them exactly how their money was used, and the joy it created. We have seen time and time again that **happy donors make the biggest impact.**

When people donate from a place of guilt or a feeling of pressure, they tend to get fatigued and stop giving. But when you give them a really amazing donor experience, they are inspired to do more, they tell their friends, and they become more educated and intentional with their giving.

Donors value trust, the connection to the person they are helping and the immediacy. By showing them the impact of their donation, we have seen donors coming back to give more and more often.

Donors love the DonorSee experience.

And nonprofits love it too.

DonorSee provides nonprofits with all of the tools needed to succeed. Allowing them to connect with new donors, build lasting relationships with them, raise more, and grow their impact.



"DonorSee is the best decision our organization has ever made.
DonorSee has allowed us to help people that we thought we would never be able to help. The DonorSee team is amazing and their dedication to see us successful is unbelievable. The personal touch they give to my staff and I keeps us going."
Patrice Miles
C.A.R.E. Africa
"Wow, do we love working with DonorSee!
We've connected with many donors and raised more money than we could have alone. The video concept has not only allowed donors to get a real peek into our work, it's made our staff better at identifying opportunities to share with the world."
Jennings Wright
Ten 18 Uganda

Our mission

In a world of instant access to media and information, people value immediacy, and they value trust and transparency. They find this on DonorSee.

There is a global army of people that want to be part of something bigger than themselves, to be part of a mission to drive real change in the world.

We have made that simple, transparent, and joyful.



What the DonorSee Community has done

So far, 12,000 projects have been successfully funded, 30,000 videos have been sent to donors, and $5.5 million dollars has been donated through DonorSee.

What started as a reimagining of the Donor experience has transformed into a community of people and organizations around the world transforming thousands of lives.


$2,000,000
$1,500,000
$1,000,000
$500,000
$0
TRANSACTED VOLUME
2019
2020
2021

KEY GROWTH METRICS

LAST 3 YEARS

- 3.5x growth in transaction volume
- 4x growth in revenue

Total transaction volume to date: $5.5m

*2022 transaction volume up 51% on 2021 (JAN - JUL)

Thousands of lives are transformed every year, and we have the opportunity to do so much more.

The market opportunity

Total U.S. charitable giving reached $484.85 billion last year. People are generous and are looking for effective and rewarding ways to help others.

Yet, in 2021, only 15% of that was given online.

Donation revenue and interest in philanthropy continues to grow across the board, but it's still essential that nonprofits adapt their strategies to shifting demographic preferences.

MARKET HIGHLIGHTS

$485B
Total U.S. charitable giving in 2021

20%
Increase in online giving YOY

10%
Increase in overall average gift amount YoY

Online is where the top opportunity for nonprofits donations lie. It is expected to gain $120.1 billion of global annual giving by 2025.

We have developed a platform and experience that helps non-profits adapt to online giving but equips them with all the tools they need to successfully fundraise online. The Donor experience and retention is a core unique selling point of what we do.

DonorSee the first video based platform and developed a global community on the platform.

There has been a major shift towards video platforms like YouTube and TikTok in recent years. Video has proven itself as the go-to medium for communication and applied that same approach to charitable giving and humanitarian work.

	DonorSee	gofundme	Classy	crowdrise	Network for Good
Connect with donors	✓	Only if project goes viral	✗	✗	✗
Donor engagement & retention tools	✓	✗	✓	✗	✓
Recurring monthly revenue stream	✓	✗	✗	✗	✗
Immersive video crowdfunding projects	✓	99% picture based	99% picture based	99% picture based	99% picture based
Video follow up on every donations	✓	✗	✗	✗	✗
Valuation		Acquired for $600M	$118M Series D & Acquired	Acquired for $100M	Acquired for $300M

What's next

From very humble beginnings, in the last 3 years, **our revenue has grown over 4x, and the amount raised on the platform has grown over 3.5x**. Our community on the platform is over 10,000 and growing.

We have a great product where nonprofits can tell their stories and connect directly with donors, where donors can give joyfully and trust their donations are used effectively, and where real sustainable change happens for the world's poorest.

Now is the time to scale and expand globally.

We think equity crowdfunding is the perfect way to do that. It gives you and everyone the ability to have ownership in DonorSee and to benefit from its growth and success.

Use of funds

DonorSee is seeking to raise $800,000 USD through a 90 day WeFunder campaign. With this funding, we will continue to expand and develop DonorSee in the following areas:

- We will recruit an additional 400 humanitarian partners and expand our reach to 60 countries.
- We will invest in our team and onboard new staff in product, partner success and marketing.
- We will continue to develop our platform with new feature releases and invest in user experience, creating the best possible experience for both nonprofits and our donor base.
- Invest in marketing to reach more people and grow our existing donor base from 10,000 to 50,000.

By doing this, DonorSee will create a global community of people coming together to end extreme poverty.

Only ~$618,000 can be raised through Reg CF. The remaining amount can still be raised under Reg D.

Invest for impact

People have never been more socially conscious. They want to help, they just don't know how. We have found a way to provide the connection and transparency they need.

An investment in DonorSee's technology platform means you get to benefit from very strong ROI over the lifetime of your investment (not guaranteed), while doing good in the world.

DonorSee is building a global community of people committed to ending extreme poverty through innovative means. This was the vision of our late visionary founder, Gret Glyer, and it remains our guiding light. We are excited to ramp up our impact through this 90-day campaign.

So join us. Stand behind a mission you can believe in - impact lives, bring joy and join the global army of people changing how charitable giving is done.

If you have any questions you can post them in the 'Ask a question' section above or email contact@donorsee.com and we will be happy to answer them.